CYBIN INC. DOING BUSINESS AS
HELUS PHARMA

Consolidated Financial Statements

MARCH 31, 2026 AND 2025

Responsibility for Consolidated Financial Statements

The Company’s management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, for approval by the Board of Directors.

Where necessary, management has made judgments and estimates in preparing the consolidated financial statements and such statements have been prepared within acceptable limits of materiality. Management maintains a system of internal accounting controls to ensure, on a reasonable and cost-effective basis, that the financial information is timely reported and is accurate and reliable in all material respects and that the Company’s assets are appropriately accounted for and adequately safeguarded.

A firm of independent Chartered Professional Accountants, Zeifmans LLP, appointed by the shareholders, audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards and provided an independent professional opinion on the consolidated financial statements.

/s/ Eric So
Interim Chief Executive Officer
June 29, 2026

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Cybin Inc.

Opinion

We have audited the consolidated financial statements of Cybin Inc. and its subsidiaries (together, the “Company”), which comprise the consolidated statements of financial position as at March 31, 2026 and 2025, and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at March 31, 2026 and 2025 and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards (“GAAS”). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audits of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements as at and for the year ended March 31, 2026. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have determined the matter described below to be the key audit matter to be communicated in our report.

Key audit matter	How are audit addressed the key audit matter
Assessment of impairment of goodwill and intangible assets

Refer to note 2 – Material accounting policy information, note 3 – Critical accounting estimates and judgements, note 6 - Goodwill and note 5 – Intangible assets

In accordance with IAS 36, Impairment of Assets, and IAS 38, Intangible Assets, management is required to test goodwill and intangible assets not yet available for use for impairment annually, or when facts and circumstances suggest they may be impaired. Goodwill arising from business combinations is allocated to each of the Company’s cash-generating units (“CGU”) that is expected to benefit from the synergies of the combination. The recoverable amount of the CGU to which the goodwill and intangible assets have been allocated is tested for impairment at the same time every year. As at March 31, 2026, the Company had goodwill of $36.2 million and intangible assets of $30 million before the impairment test. The annual impairment test has been performed as of March 31, 2026, and no impairment was recognized.

For the purpose of the impairment test, the recoverable amount of the Company’s CGU has been determined by management based on an assessment of its value in use following a discounted cash flow approach over a period of fifteen years. Management made certain assumptions in determining the cash flow projections based on its internally approved budgets and include management’s best estimates of expected market conditions. The future cash flows used in the model are inherently uncertain and could materially change over time as a result of changes to the key assumptions estimated by management including revenue growth, discount rate, terminal growth rate, costs, future tax, risk premiums applicable to the CGU’s operations and future capital expenditure.

We considered this a key audit matter due to the subjectivity and complexity in performing procedures to test the key assumptions used by management in determining the recoverable amount of the Company’s CGU, which involved significant judgment from management.

Our approach to addressing the matter included the following procedures, among others:

•We evaluated the appropriateness of the value-in-use and discounted cash flow forecast models;
•We evaluated the reliability of management’s expert;
•We evaluated the assumptions applied to key inputs, such as forecasted revenues, gross margin, operating expenses, long-term growth rates and discount rates used by management in the discounted cash flow forecast models and value-in-use determination;
•We performed a retrospective review to compare management’s assumptions in the prior year’s expected future cash flows to the actual result to assess the Company’s budgeting process;
•We tested the mathematical accuracy of management’s impairment model and supporting calculations;
•With the assistance of a valuation specialist, we evaluated the reasonableness of the Company’s impairment model and the discount rates by comparing the Company’s weighted average cost of capital against publicly available market data; and
•We assessed the appropriateness of the disclosure of the assumptions used in the impairment assessment in the notes to the consolidated financial statements.

Other Information

Management is responsible for the other information. The other information comprises the information included in the Management Discussion and Analysis (“MD&A”) but does not include the consolidated financial statements and our auditors’ report thereon.

Our opinion on the consolidated financial statements does not cover the MD&A and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the MD&A identified above and, in doing so, consider whether the MD&A is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audits, or otherwise appears to be materially misstated.

We obtained the MD&A prior to the date of this auditors’ report. If, based on the work we have performed on this MD&A, we conclude that there is a material misstatement of this MD&A, we are required to report that fact in this auditors’ report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audits of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with GAAS, we exercise professional judgment and maintain professional skepticism throughout the audits. We also:

•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•Obtain an understanding of internal control relevant to the audits in order to design audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control.

•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audits. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audits resulting in this independent auditors’ report is Laurence W. Zeifman, CPA, CA.

Toronto, Ontario    Chartered Professional Accountants
June 29, 2026    Licensed Public Accountants
1149

CYBIN INC. DOING BUSINESS AS HELUS PHARMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (All amounts expressed in thousands of United States dollars)

As at		March 31, 2026	March 31, 2025
			Restated - Note 2
	Notes	$	$
ASSETS
Current
Cash		157,258	93,922
Accounts receivable		5,028	4,094
Prepaid expenses		22,236	15,412
Other current assets		—	2,024

Total Current Assets		184,522	115,452

Non-current
Equipment	4	195	98
Intangible assets	5	30,224	28,532
Goodwill	6	36,225	35,815

Total Non-Current Assets		66,644	64,445

TOTAL ASSETS		251,166	179,897

LIABILITIES
Current
Accounts payable and accrued liabilities		19,377	14,900

Total Liabilities		19,377	14,900

SHAREHOLDERS' EQUITY
Share capital	8	492,102	345,305
Contributed surplus	8	34,972	32,626
Pre-funded warrants	8	16,399	—
Restricted and performance share unit reserve	8	7,453	—
Options reserve	8	31,563	36,262
Warrants reserve	8	38,205	20,493
Accumulated other comprehensive income (loss)		630	(14,296)
Deficit		(389,535)	(255,393)

TOTAL SHAREHOLDERS' EQUITY		231,789	164,997

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		251,166	179,897
Corporate information (note 1); Material accounting policy information and basis of preparation (note 2); Critical Accounting Estimates and Judgments (note 3); Convertible debentures (note 7);Contracts, commitments and contingencies (note 12); Subsequent events (note 16)
The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements were approved for issue on June 29, 2026 by the board of directors and signed on its behalf by:
/s/ Paul Glavine Director                                 /s/ Eric So Director

CYBIN INC. DOING BUSINESS AS HELUS PHARMA CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (All amounts expressed in thousands of United States dollars, except share and per share amounts)

		For the year ended March 31,
		2026	2025
			Restated - Note 2
	Notes	$	$
EXPENSES
Research	10	86,588	39,211
General and administrative costs	11	45,136	32,632
Share-based compensation	8	10,863	31,282

TOTAL EXPENSES		142,587	103,125

OTHER INCOME (EXPENSES)
Interest income		5,100	5,990
Foreign currency translation gain		492	15,548
Other loss	4, 7	(2,586)	(20)
Debt issuance cost	7	(2,917)	—
Fair value loss on financial instruments	7	(5,500)	—
TOTAL OTHER INCOME (LOSS)		(5,411)	21,518

NET LOSS FOR THE YEAR		(147,998)	(81,607)

OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized gain (loss) on translation of foreign operations		188	(14,428)
COMPREHENSIVE LOSS FOR THE YEAR		(147,810)	(96,035)

Basic and diluted loss per share for the year		(4.25)	(4.04)
Weighted average number of common shares outstanding - basic and diluted		34,802,943	20,222,493
The accompanying notes are an integral part of these consolidated financial statements.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended March 31, 2026 and 2025
(All amounts expressed in thousands of United States dollars, except share and per share amounts)

		Share capital		Pre-funded warrants		Reserves
	Note	Number of shares	Amount	Number of warrants	Amount	Warrants	Options	RSU and PSUs	Contributed surplus	Deficit	Accumulated other comprehensive Income (loss)	Total
		#	$	#	$	$	$	$	$	$	$	$
Balance as at March 31, 2024 - Restated Note 2		20,001,404	331,000	—	—	19,060	30,283	—	8,756	(173,786)	132	215,445
Adjustment for fractional shares upon share consolidation	8	2	—	—	—	—	—	—	—	—	—	—
At-the-market offering - net of share issuance costs	8	1,609,298	14,666	—	—	—	—	—	—	—	—	14,666
Share issuance costs	8	—	(361)	—	—	—		—	—	—	—	(361)
Options forfeited/expired	8	—	—	—	—	—	(23,870)	—	23,870	—	—	—
Share-based compensation	8	—	—	—	—	1,433	29,849	—	—	—	—	31,282
Unrealized loss on translation of foreign operations	8	—	—	—	—	—	—	—	—	—	(14,428)	(14,428)
Net loss for the year		—	—	—	—	—	—	—	—	(81,607)	—	(81,607)
Balance as at March 31, 2025 - Restated Note 2		21,610,704	345,305	—	—	20,493	36,262	—	32,626	(255,393)	(14,296)	164,997
Foreign exchange impact of change in functional currency	8	—	(22,292)	—	—	(1,299)	(3,272)	—	(1,731)	13,856	14,738	—
Share issuance net of share issuance costs	8	22,277,750	120,165	—	—	15,754	—	—	—	—	—	135,919
Pre-funded warrants net of issuance costs	8	—	—	4,605,500	24,842	3,257	—	—	—	—	—	28,099
Pre-funded warrants exercised	8	1,565,246	8,443	(1,565,250)	(8,443)	—	—	—	—	—	—	—
At-the-market offering - net of issuance costs	8	1,422,423	10,133	—	—	—	—	—	—	—	—	10,133
Share issuance costs	8	—	(205)	—	—	—	—	—	—	—	—	(205)
Conversion of convertible debentures - net of issuance costs	8	4,584,856	29,815	—	—	—	—	—	—	—	—	29,815
Class B shares cancellation	8	(9,496)	(373)	—	—	—	—	—	373	—	—	—
Options exercised	8	7,894	90	—	—	—	(37)	—	—	—	—	53
Restricted share units vested	8	183,328	1,096	—	—	—	—	(1,096)	—	—	—	—
Shares withheld related to employee tax obligations	8	(10,901)	(75)	—	—	—	—	—	—	—	—	(75)
Options forfeited/expired	8	—	—	—	—	—	(3,704)	—	3,704	—	—	—
Share-based compensation	8	—	—	—	—	—	2,314	8,549	—	—	—	10,863
Unrealized gain on translation of foreign operations		—	—	—	—	—	—	—	—	—	188	188
Net loss for the year		—	—	—	—	—	—	—	—	(147,998)	—	(147,998)
Balance as at March 31, 2026		51,631,804	492,102	3,040,250	16,399	38,205	31,563	7,453	34,972	(389,535)	630	231,789
The accompanying notes are an integral part of these consolidated financial statements.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA CONSOLIDATED STATEMENTS OF CASH FLOWS (All amounts expressed in thousands of United States dollars)

		For the year ended March 31,
		2026	2025
			Restated - Note 2
	Notes	$	$
OPERATING ACTIVITIES
Net loss for the year		(147,998)	(81,607)
Adjustments for items not affecting cash:
Share-based compensation	8	10,863	31,282
Fair value loss on financial instruments	7	5,500	—
Depreciation and amortization	4,5	120	348
Gain on sale of lab equipment	4	(7)	—
Unrealized foreign currency translation gain		(492)	(15,548)
Other loss		—	20
		(132,014)	(65,505)
Net changes in non-cash working capital items:
Accounts receivable		(934)	(790)
Prepaid expenses		(6,824)	(13,278)
Other current assets		2,024	(417)
Accounts payable and accrued liabilities		4,477	7,662
Net cash flows used in operating activities		(133,271)	(72,328)

INVESTING ACTIVITIES
Purchase of equipment and intangible assets	4,5	(1,373)	(1,396)
Proceeds on sale of lab equipment	4	10	—
Net cash flows used in investing activities		(1,363)	(1,396)

FINANCING ACTIVITIES
Proceeds on issuance of common shares, net	8	146,052	14,305
Proceeds on issuance of convertible debentures	7	44,500	—
Proceeds from issuance of pre-funded warrants, net	8	28,099	—
Options exercised	8	53	—
Taxes paid related to net share settlement of RSUs		(75)	—
Share issuance costs	7, 8	(240)	—
Repayment of convertible debentures	7	(20,150)	—
Lease payments		—	(210)
Net cash flows provided by financing activities		198,239	14,095
Effects of exchange rate changes on cash		(269)	(687)

Net increase (decrease) in cash		63,336	(60,316)
Cash, beginning of year		93,922	154,238
Cash, end of year		157,258	93,922

Supplemental cash flow information:
Interest received		4,946	5,658
Interest paid		5,500	—
Income taxes paid		—	—
The accompanying notes are an integral part of these consolidated financial statements.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

1.    CORPORATE INFORMATION
Cybin Inc. doing business as Helus Pharma (“Helus Pharma”), was incorporated under the Business Corporations Act (British Columbia) on October 13, 2016. These consolidated financial statements include the accounts of Helus Pharma’s six subsidiaries (together with Helus Pharma, the “Company”): Helus Pharma Corp. (formally Cybin Corp.), Helus US Inc. (formally Cybin US Holdings Inc.) (“Helus US”), Adelia Therapeutics Inc. (“Adelia”) Cybin IRL Limited (“Cybin IRL”), Cybin UK Ltd. T/A Helus, and Helus International Limited (formally Cybin International Limited) ("Helus International"). Helus Pharma’s head office, principal address and registered address and records office is 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9. The Company acquired Small Pharma Inc. and its subsidiary Small Pharma Ltd. on October 23, 2023. On April 1, 2024, Small Pharma Inc. was amalgamated with Cybin Corp. and continued as Cybin Corp. (which was renamed Helus Pharma Corp. on January 5, 2026). Effective on December 16, 2023, Small Pharma Ltd.'s name was changed to Cybin UK Ltd.
Effective June 4, 2025, the Company completed the formal dissolution of the wholly-owned subsidiaries Natures Journey Inc. ("Journey") and Serenity Life Sciences Inc. ("Serenity"). These entities were non-operational prior to their dissolution and had no material impact on the Company’s consolidated financial statements. Helus International was incorporated on September 1, 2025.
On January 5, 2026, the Company started to operate under the registered business name "Helus Pharma". The Company plans to seek approval from shareholders to change its legal name to Helus Pharma Inc. at the Company's next annual and special meeting of shareholders. Furthermore, the following subsidiaries have changed their legal names:

Prior Name	New Name	Effective Date
Cybin US Holdings Inc.	Helus US Inc.	January 2, 2026
Cybin Corp.	Helus Pharma Corp.	January 5, 2026
Cybin International Limited	Helus International Limited	January 6, 2026

The Company is a clinical-stage pharmaceutical company focused on advancing therapies, delivery mechanisms, novel compounds and protocols as potential treatments for various psychiatric and neurological conditions. The Company is developing technologies and delivery systems aimed at improving the pharmacokinetics of its proprietary molecules while retaining the therapeutic benefit. These new molecules and delivery systems are expected to be studied through clinical trials to confirm safety and efficacy.
These consolidated financial statements as at, and for the year ended March 31, 2026 were approved and authorized for issue by the board of directors on June 29, 2026.
Stock exchange listings
Helus Pharma’s common shares (the “Common Shares”) are listed for trading on Cboe Canada Inc. (“Cboe Canada") under the symbol "HELP", previously "CYBN". The Common Shares were also listed for trading on the NYSE American LLC ("NYSE American") under the symbol “CYBN” from August 5, 2021 to January 2, 2026.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

Effective January 5, 2026, the Common Shares became listed for trading on the Nasdaq Global Market exchange ("Nasdaq") under the ticker symbol "HELP". Additionally, the Common Shares are listed for trading on the Frankfurt Stock Exchange under the symbol “R7E1”.

Share consolidation
On September 19, 2024, the Company consolidated its outstanding Common Shares on the basis of one new Common Share for every 38 previously existing Common Shares (the "Share Consolidation"). As a result, the number and issuance price of Common Shares, the number and exercise price of warrants and options, and earnings per share presented in these consolidated financial statements have been restated retrospectively for all the years to reflect the Share Consolidation.

2.    MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION

Statement of compliance

The Company’s consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The policies applied to these consolidated financial statements are based on IFRS, which have been applied consistently to all periods presented. These consolidated financial statements were issued and effective as at June 29, 2026, the date the Board of Directors approved these consolidated financial statements.

The Company’s board of directors has the power to amend the consolidated financial statements after issuance.

Basis of measurement

These consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial instruments classified at fair value upon initial recognition.

Functional and presentation currency
The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements.
These consolidated financial statements are presented in United States dollars ("$", "U.S. Dollars" or "USD"), the Company’s new presentation currency. The subsidiaries’ functional currencies as of March 31, 2026 are as follows:

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

Entity	Currency	Ownership
Helus Pharma Corp.	U.S. dollars	100%
Journey[1]	Canadian dollars	100%
Serenity[1]	Canadian dollars	100%
Helus US	U.S. dollars	100%
Adelia	U.S. dollars	100%
Cybin IRL	U.S. dollars	100%
Cybin UK Ltd.	Great Britain pounds	100%
Helus International[2]	U.S. dollars	100%
1 Effective June 4, 2025, the Company completed the formal dissolution of this wholly-owned subsidiary
2 Helus International was incorporated on September 1, 2025

Change in presentation currency
Effective April 1, 2025, the Company changed its presentation currency from Canadian dollars ("C$" or "CAD") to USD to better reflect the Company's operations, align with the currency in which the majority of cash-based expenses are denominated, and improve comparability of its financial results with other publicly traded businesses in the industry. In accordance with IAS 21.39, prior-period comparative financial statement amounts have been translated as follows:
•Assets and liabilities at comparative Statement of Financial Position dates were translated at the closing rate on those dates.
•Income and expense items for prior periods were translated using the average rate for the respective periods.
•Equity transactions were translated at the historical rates on the dates they occurred.
These adjustments are for presentation purposes only and did not result in a restatement of previously issued Canadian dollar financial statements.

Change in functional currency
The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements.
Effective April 1, 2025, the Company changed the functional currency of Helus Pharma, Helus Pharma Corp., and Helus US (the "Affected Entities") from Canadian dollars to United States dollars. This change was driven by a shift in the primary economic environment in which these entities operate, including changes in the currency of underlying transactions such as purchases, and financing activities.
In accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates, the change in functional currency has been applied prospectively from April 1, 2025, and on that date:
•All assets, liabilities, and equity balances were translated from CAD to USD using the spot exchange rate on the date of change (1 CAD = 0.6956 USD).
•No retrospective restatement of prior-period comparatives was performed in the Company’s books and records.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

•From April 1, 2025 onward, all transactions in Helus Pharma, Helus Pharma Corp., and Helus US are recorded in USD, and the USD is now the primary currency used for measurement and financial reporting.

As a result of the change in functional currency, equity balances that had been translated at historical rates as a result of the change in presentation currency, were revised on April 1, 2025, for the Affected Entities, to reflect the exchange rate on the date of the functional currency change. The resulting impact is presented in the consolidated statement of changes of equity as "Foreign exchange impact from change in functional currency".
Basis of consolidation

The Company consolidates entities which it controls. Control exists when the Company has the power, directly and indirectly to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Intercompany balances, and any unrealized gains and losses or income and expenses arising from transactions with controlled entities are eliminated to the extent of the Company’s interest in the entity.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on deposit and highly liquid short-term interest-bearing variable rate investments with an original maturity of three months or less, or which are readily convertible into a known amount of cash with no significant changes. As at March 31, 2026 and March 31, 2025 there were no cash equivalents.

Equipment

Equipment consists of lab and computer equipment and are recorded at cost less accumulated depreciation and accumulated impairment losses. Cost includes all expenditures incurred to bring the asset to the location and condition necessary for them to be operating in the manner intended by management.

Depreciation is recognized based on the cost of the item less its estimated residual value, over its estimated useful life on a straight-line basis at the following rates:

•Lab equipment – 5 years
•Computer equipment – 3 years

An item of equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of loss and comprehensive loss when the asset is derecognized. The

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

assets’ residual values, useful lives and methods of depreciation are reviewed at each reporting date and adjusted prospectively if appropriate.

Intangible Assets

Intangible assets include expenditures related to obtaining patents, software related items and in-process research and development (“IPR&D”). The amortization of software related items begins when the software is in use and will be amortized on a straight-line basis over a period of 3 years. The amortization of patent costs commences when the associated products are available for commercial sale and is amortized on a straight-line basis over its respective legal lives or economic life, if shorter. Patents have an estimated useful life of 17 years. Amortization methods, useful lives, and residual values are reviewed at each reporting date and adjusted if appropriate. Acquired IPR&D is capitalized based on technical feasibility and remains on the Statement of Financial Position, subject to impairment. Acquired IPR&D is initially measured at fair value and recognized as an indefinite-lived intangible asset until completion or abandonment of the related project. Amortization commences when the assets become available for use. Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in operations as incurred.

Development activities involve a plan or design for the production of new, or substantially improved, products or processes related to the Company’s development of psychedelic-based therapeutics. Development expenditures are capitalized only if the relevant IFRS criteria are met. Capitalized development expenditures are amortized from the beginning of commercial production and sales and are amortized on a straight-line basis over the remaining useful life of the related patents. Development expenditures, in relation to the Company’s psychedelic-based therapeutics, have not satisfied the above criteria and are recognized in operations as incurred.

Goodwill

Goodwill represents the excess of the consideration transferred for the acquisition of an entity over the fair value of the net identifiable assets. Goodwill is initially measured at cost, and subsequently recorded at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units (“CGUs”) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those CGUs. The Company tests for impairment annually, or when indications of impairment exist. Impairment is determined for goodwill by assessing if the carrying value of CGUs, including goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal and the value in use. Impairment losses recognized in respect of the CGUs are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGUs. Any goodwill impairment is recorded in the consolidated statement of loss and comprehensive loss.

Impairment of long-lived assets

Long-lived assets, including equipment and intangible assets, are reviewed for impairment at each consolidated statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its recoverable amount. Where the carrying value of an asset

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly. Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separate cash inflows that are largely independent of the cash inflows from other assets. An impairment loss is charged to operations.

Financial instruments

Recognition and initial measurement

The Company initially recognizes financial instruments on the trade date, which is the date on which the Company becomes a party to the contractual provisions of the instrument. A financial asset or financial liability is measured initially at fair value plus/minus, for an item not at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or use.

Classification

Financial asset

On initial recognition, a financial asset is classified as measured at: amortized cost, fair value through other comprehensive income (“FVOCI”), or FVTPL.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•The asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company currently measures accounts receivable at amortized cost.

A debt instrument is measured at FVOCI only if it meets both of the following conditions and is not designated as at FVTPL:

•The asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in FVOCI. This election is made on an investment-by-investment basis. The Company has not elected to present any assets as FVOCI.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

Cash is measured at FVTPL.

In addition, on initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost as FVOCI or FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Business model assessment

The Company makes an assessment of the objective of a business model in which an asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•The stated policies and objectives for the portfolio and the operation of those policies in practice. In particular, whether management’s strategy focuses on earning contractual interest revenue, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of the liabilities that are funding those assets or realizing cash flows through the sale of the assets;
•How the performance of the portfolio is evaluated and reported to the Company’s management;
•The risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;
•How managers of the business are compensated (e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected); and
•The frequency, volume and timing of sales in prior periods, the reasons for such sales and its expectation about future sales activity. However, information about sales activity is not considered in isolation, but as part of an overall assessment of the Company’s stated objective for managing the financial asset is achieved and how cash flows are realized.

Assessment whether contractual cash flows are solely payments of principal and interest

For the purpose of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of the contractual cash flows such that it would not meet this condition. In making the assessment, the Company considers:

•contingent events that would change the amount and timing of cash flows;
•leverage features;
•prepayment and extension terms;

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

•terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse asset arrangements); and
•features that modify consideration of the time value of money (e.g. periodical rest of interest rates).

Reclassifications

The Company would reclassify a financial asset when the Company changes its business model for managing the financial asset. All reclassifications are recorded at fair value at the date of the reclassification, which becomes the new carrying value.

Financial assets are not reclassified subsequent to their initial recognition, except in the period after the Company changes its business model for managing financial assets.

Financial liabilities

The Company classifies its financial liabilities at amortized cost or FVTPL. The Company currently measures accounts payable, lease liabilities and accrued liabilities at amortized cost.

Convertible debentures

Convertible debentures issued by the Company are evaluated in accordance with IFRS 9 Financial Instruments and IAS 32 Financial Instruments: Presentation to determine their appropriate classification and measurement.
Where the contractual terms of the convertible debenture include features that result in variability in cash flows or where the conversion feature does not meet the “fixed‑for‑fixed” criterion under IAS 32, the instrument is classified as a financial liability and measured at FVTPL.

Convertible debentures classified at FVTPL are initially recognized at fair value, with transaction costs expensed as incurred, and are subsequently remeasured at fair value at each reporting date. Changes in fair value are recognized in profit or loss.

Embedded derivatives

The Company assesses whether convertible debentures contain embedded derivatives, including conversion options or other features that may affect the timing or amount of contractual cash flows.

Where an embedded derivative is not closely related to the host contract and the instrument is not classified at FVTPL, the embedded derivative is separated and accounted for at fair value through profit or loss.

Where the entire convertible debenture is classified or designated at FVTPL, any embedded derivatives are not separately accounted for and are included in the fair value measurement of the instrument as a whole.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

Derecognition

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transition in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

On derecognition of a financial asset, the difference between the carrying amount of the asset (or the carrying amount allocated to the portion of the asset derecognized) and the sum of (i) the consideration received (including any new assets obtained less any new liability assumed) and (ii) cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire.

Modifications of financial assets and financial liabilities

Financial assets

If the terms of a financial asset are modified, the Company evaluates whether the cash flows of the modified asset are substantially different. If the cash flows are substantially different, then the contractual rights to cash flows from the original financial asset are deemed to have expired. In this case, the original financial asset is derecognized and a new financial asset is recognized at fair value.

If the cash flows of the modified asset carried at amortized cost are not substantially different, then the modification does not result in derecognition of the financial asset. In this case, the Company recalculates the gross carrying amount of the financial asset and recognizes the amount arising from adjusting the gross carrying amount as a modification gain or loss in profit or loss. If such a modification is carried out because of financial difficulties of the borrower, then the gain or loss is presented together with impairment losses. In other cases, it is presented as interest income.

Financial liabilities

The Company derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different. In this case, a new financial liability based on the modified terms is recognized at fair value. The difference between the carrying amount of the financial liability extinguished and the new financial liability with modified terms is recognized in profit or loss.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Company currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Income and expenses are presented on a net basis only when permitted under IFRS, or for gains and losses arising from a group of similar transactions.

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which the Company has access at that date. The fair value of a liability reflects its non-performance risk.

When one is available, the Company measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as active if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then the Company uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

The best evidence of the fair value of a financial instrument on initial recognition is normally the transaction price (i.e. the fair value of the consideration given or received). If the Company determines that the fair value on initial recognition differs from the transaction price and the fair value is evidenced neither by a quoted price in an active market for an identical asset or liability nor based on a valuation technique for which any observable inputs are judged to be insignificant in relation to the measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price. Subsequently, that difference is recognized in profit or loss on an appropriate basis over the life of the instrument but no later than when the valuation is wholly supported by observable market data or the transaction is closed out.

If an asset or a liability at fair value has a bid price and an ask price, then the Company measures assets and long positions at bid price and liabilities and short positions at an ask price.

Portfolio of financial assets and financial liabilities that are exposed to market risk and credit risk that are managed by the Company on the basis of the net exposure to either market or credit risk are measured on the basis of a price that would be received to sell a net long position (or paid to transfer a net short position) for the particular risk exposure. Portfolio-level adjustment e.g. bid-ask adjustment or credit risk adjustments that

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

reflect the measurement on the basis of the net exposure are allocated to the individual assets and liabilities on the basis of the relative risk adjustment of each of the individual instruments in the portfolio.

The fair value of a financial liability with a demand feature is not less than the amount payable on demand, discounted from the first date on which the amount could be required to be paid. The Company recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred.

Impairment

Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets carried at amortized costs and debt financial assets carried at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•Significant financial difficulty of the borrower or issuer;
•A breach of contract such as a default of past due event;
•The restructuring of a loan or advance by the Company on terms that the Company would not consider otherwise;
•It is becoming probable that the borrower will enter bankruptcy or other financial reorganization; or
•The disappearance of an active market for a security because of financial difficulties.

A loan that has been renegotiated due to a deterioration in the borrower’s condition is usually considered to be credit-impaired unless there is evidence that the risk of not receiving contractual cash flows has reduced significantly and there are no other indicators of impairment.

Recognition of allowance of expected credit losses (“ECL”) in the consolidated statement of financial position

The Company recognizes a loss allowance for ECL on accounts receivables that are measured at amortized cost. The Company’s applied the simplified approach for accounts receivables and recognizes the lifetime ECL for these assets. The ECL on accounts receivables is estimated using a provision matrix based on the Company’s historical credit loss experience, adjusted for factors that are specific to the customers, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

For all other financial assets measured at amortized cost of FVOCI, the Company recognizes lifetime ECL only when there has been a significant increase in credit risk since initial recognition. If the credit risk on such financial instruments has not increased significantly since initial recognition, the Company measures the loss allowance on those financial instruments at an amount equal to 12-months ECL.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of a financial asset. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial asset that are possible within 12 months after the reporting date. In assessing whether the credit risk on a financial asset has increased significantly since initial recognition, the Company compares the risk of default occurring on the financial asset at the reporting date with the risk of default occurring at the initial recognition. The Company considers both quantitative and qualitative factors that are supportable, including historical experience and forward-looking information that is available without undue cost or effort.

Irrespective of the above assessment, the Company presumes that the credit risk on a financial asset has increased significantly since initial recognition when contractual payments are more than 30 days past due, unless the Company has reasonable and supportable information that demonstrates otherwise. Despite the foregoing, the Company presumes that the credit risk on a financial asset has not increased significantly since initial recognition if the financial asset is determined to have low credit risk at the reporting date.

The Company regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes pas due.

Definition of default

For internal credit risk management purposes, the Company considers a financial asset not recoverable if the customer balance owing is 180 days past due and information obtained from the customer and other external factors indicate that the customer is unlikely to pay its creditors in full.

Write-off

Financial assets are written off (either partially or in full) when there is no realistic prospect of recovery. This is generally the case when the Company determines that the counterparty does not have assets or sources of income that could general sufficient cash flows to repay the amounts subject to the write-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

Taxation

Income tax comprises current and deferred tax. Income tax is recognized in the consolidated statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Deferred income tax is recorded using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences do not result in deferred tax assets or liabilities: the initial recognized of assets or liabilities that affect neither accounting or taxable loss; or difference relating to investment in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the consolidated statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its correct tax assets and liabilities on a net basis.

Share capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Common Shares and the Company’s Common Share purchase warrants and options are classified as equity instruments.

Incremental costs directly attributable to the issue of new Common Shares or warrants are shown in equity as a deduction, net of tax, from the proceeds.

Share-based compensation

Under the Company’s equity incentive plan, all stock options granted may have graded vesting periods and are exercisable up to a maximum of 10 years from the date of grant. Each tranche of an award with graded vesting periods is considered a separate grant at each grant date for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted, the estimated volatility, estimated risk free rate and estimated forfeitures.

If a grant of the share-based payments is cancelled or settled during the vesting period (other than a grant cancelled by forfeiture when the vesting conditions are not satisfied or options granted in error and cancelled

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

retroactively), the Company accounts for the cancellation or settlement as an acceleration of vesting, and recognizes immediately the amount that otherwise would have been recognized for services over the remainder of the vesting period.

The amount recognized for goods or services received during the vesting period is based on the best available estimate of the number of equity instruments anticipated to vest. The Company revises that estimate, if necessary, if subsequent information indicates that the number of share options anticipated to vest differs from previous estimates. On the vesting date, the Company revises the estimate to equal the number of equity instrument that ultimately vested. After the vesting date, the Company makes no subsequent adjustment to total equity for goods or services received if the share options are later forfeited or they expire at the end of the share option’s life. Upon expiration of options, the amount applicable to expired options is moved to contributed surplus.

If a grant of the share based payment is modified during the vesting period (other than a grant cancelled by forfeiture when the vesting conditions are not satisfied) and the fair value of the new instruments is higher than the fair value of the original instrument, the incremental fair value granted is included in the measurement of the amount recognized for services received over the period from modification date until the date when the modified equity instruments vests, in addition to the amount based on the grant date fair value of the original equity instruments, which is recognized over the remainder of the original vesting period of the original instrument.

Warrants

The Company follows the relative fair value method with respect to the measurement of Common Shares and warrants issued as units. The proceeds from the issuance of units are allocated between share capital and warrants. The warrant component is recorded in equity reserve. Unit proceeds are allocated to Common Shares and warrants using the Black-Scholes option pricing model and the share price at the time of financing. If and when the warrants are exercised, consideration paid by the warrant holder, together with the amount previously recognized in warrant reserve, is recorded as an increase to share capital. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of warrants that vest. When stock options or warrants are cancelled, they are treated as if they have vested on the date of cancellation and any cost not yet recognized in profit or loss is immediately expensed. Upon expiration of warrants, the amount applicable to expired warrants is moved to contributed surplus.
Restricted share units

The Company may grant restricted share units (“RSUs”) to directors, officers, employees, and consultants from time to time. RSUs are classified as equity-settled share-based payment arrangements in accordance with IFRS 2, as the Company does not have a present obligation to settle the awards in cash and retains discretion over the method of settlement.

Equity-settled RSUs are measured at fair value at the grant date, determined by reference to the market price of the Common Shares on that date. RSUs contain service vesting conditions only, which are not reflected in the grant‑date fair value.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

Share‑based compensation expense is recognized over the vesting period based on the number of RSUs expected to vest, with a corresponding credit to the RSU reserve within equity. The estimate of RSUs expected to vest is reassessed at each reporting date, and the impact of any revisions is recognized in the current and future periods through share‑based compensation expense, with a corresponding adjustment to the RSU reserve.

Amounts recognized for RSUs that do not ultimately vest as a result of failure to satisfy service conditions are reversed in the period in which forfeiture is determined, with a corresponding reduction to the RSU reserve.
Upon vesting and issuance of Common Shares, the cumulative amount recognized in the RSU reserve in respect of vested RSUs is reclassified to share capital.

Performance share units
The Company may grant performance share units (“PSUs”) to directors, officers, employees, and consultants under its share‑based compensation plans. PSUs are classified as equity‑settled share‑based payment arrangements in accordance with IFRS 2, as the Company does not have a present obligation to settle the awards in cash and retains discretion over the settlement method.
Equity‑settled PSUs are measured at fair value at the grant date, determined by reference to the market price of the Common Shares on that date. Grant‑date fair value reflects market‑based vesting conditions, if applicable, but excludes non‑market performance and service vesting conditions.
Compensation expense for PSUs is recognized over the vesting period based on the number of awards expected to vest, with a corresponding credit to the PSU reserve within equity. The number of PSUs expected to vest is reassessed at each reporting date to reflect the Company’s best estimate of the achievement of non‑market performance and service conditions. The impact of revisions to vesting estimates is recognized prospectively through share‑based compensation expense, with a corresponding adjustment to the PSU reserve.
Amounts recognized for PSUs that ultimately do not vest due to failure to satisfy non-market performance conditions or service conditions are reversed in the period in which forfeiture is determined, with a corresponding reduction to the PSU reserve. No expense is reversed for PSUs that vest based on the achievement of market‑based vesting conditions.
Upon vesting and issuance of Common Shares, the cumulative amount recognized in the PSU reserve in respect of vested awards is reclassified to share capital.

Loss per share

Basic loss per share is calculated using the weighted-average number of shares outstanding during the period. The diluted earnings (loss) per share reflects the potential dilution of Common Share equivalents, such as outstanding stock options and warrants, in the weighted average number of Common Shares outstanding during the period, if they are dilutive.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

Currency translation

All figures presented in the consolidated financial statements are reflected in U.S. dollars unless otherwise noted.

Foreign currency transactions are translated into U.S. dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the consolidated statement of financial position date are translated to U.S. dollars at the foreign exchange rate applicable as that date. Realized and unrealized exchange gains and losses are recognized through profit or loss.

The assets and liabilities of foreign operations are translated into U.S. dollars at period-end exchange rates. Income and expenses, and cash flows of foreign operations are translated into U.S. dollars using average exchange rates. Exchange differences resulting from translating foreign operations are recognized in other comprehensive income (loss) and accumulated separately in shareholders’ equity.

Foreign currency translation gains or losses arising from a monetary item receivable or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income (loss) in the translation reserve.

Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the consolidated statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle, a provision is expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

New standards and interpretations not yet adopted

IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 that is to replace IAS 1, Presentation of Financial Statements. The new standard aims to improve the quality of financial reporting by: (i) requiring defined subtotals in the statement of profit or loss; (ii) requiring disclosure about management defined performance measures; and (iii) adding new principles for aggregation and disaggregation of information. The standard is effective for the annual reporting periods beginning on or after January 1, 2027, with early application permitted. The Company is in the process of assessing the impact of this new standard on its consolidated financial statements.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”)

In May 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 in response to practical implementation issues and to introduce new requirements applicable to both financial institutions and corporate entities. These amendments aim to enhance the clarity and consistency of financial reporting for various types of financial instruments and their related disclosures by (i) clarifying the date of recognition and derecognition for certain financial assets and liabilities, including a new exception for financial liabilities settled through an electronic cash transfer system (ii) providing help to determine whether a financial asset meets the Solely Payments of Principal and Interest criterion (iii) introducing new disclosures for instruments with contractual terms that may alter cash flows, such as financial instruments linked to the achievement of environmental, social, and governance targets, and (iv) updating the disclosure requirements for equity instruments designated at fair value through other comprehensive income. The new standard is to be effective for annual periods beginning on or after January 1, 2026. The Company has determined that adoption of these amendments has no significant effect on the Company's consolidated financial statements.

All other IFRSs and amendments issued but not yet effective have been assessed by the Company and are not expected to have a material impact on the Company's consolidated financial statements.

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting year. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the year in which the estimate is revised and future years if the revision affects both current and future years. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements include warrants and fair value of share-based payments (note 8) and the fair value of financial instruments (note 14).

Ability to continue as a going concern

In order to assess whether it is appropriate for the Company to continue as a going concern, management is required to apply judgment and make estimates with respect to future cash flow projections.

In arriving at this judgment, there were a number of assumptions and estimates involved in calculating these future cash flow projections. This includes making estimates regarding the timing and amounts of future expenditures and the ability and timing of raising additional financing.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

Share based payments

The fair value of share-based compensation expenses are estimated using the Black-Scholes option pricing model and rely on a number of estimates, such as the expected life of the option, the volatility of the underlying share price, the risk-free rate of return, and the estimated rate of forfeiture of options or warrants granted.

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from management’s approved forecasts and are extrapolated beyond the explicit forecast period over a longer-term projection horizon, and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The determination of the Company’s CGUs is based on management’s judgment. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill and other intangibles with indefinite useful lives recognized by the Company. Future events could cause the assumptions used in the impairment review to change with a consequential adverse effect on the results of the Company.

Income taxes

The Company computed an income tax provision in accordance with the applicable income tax laws. However, actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the consolidated financial statements. Additionally, estimation of income taxes includes evaluation the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. The income tax provision is based on estimates of full-year earnings by jurisdiction. The average annual effective income tax rates are re-estimated at the end of each reporting period. To the extent that estimates and forecasts differ from actual results, adjustments are recorded in subsequent periods.

The useful life and recoverability of long-lived assets:

Management estimates the useful life of long-lived assets based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for amortization and depreciation are affected by these estimated useful lives. The estimates are reviewed at least annually and are updated if expectations change as a result of technical or commercial obsolescence, and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s long-lived assets in the future.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

The Company estimates the useful lives and selects methods used to allocate amortization and depreciation amounts of long-lived assets on a systematic basis. Technical obsolescence of intangible and tangible assets could significantly impact estimated residual useful lives and, in turn, carrying values being over or understated. The estimates of the useful lives of long-lived assets are reviewed on an annual basis. Amortization and depreciation are adjusted on a prospective basis, if and when required.

Fair value of convertible debentures

The Company measures the fair value of its convertible debentures at fair value through profit and loss using a discounted cash flow model for the debt component and Black Scholes pricing model with an embedded Monte Carlo simulation to calculate the conversions component fair value. Key assumptions used in the models include the risk free interest rate, stock volatility, and the price per Common Share, as well as certain unobservable inputs including forecasted price per Common Share and the five day average volume weighted average price ("VWAP'), expected timing and amount of conversions that will occur over the course of the convertible debentures' maturity. Changes to these inputs and assumptions could have a significant impact on the measurement of the convertible debentures.
4.    EQUIPMENT

	Lab Equipment	Computer Equipment	Total
Cost	$	$	$
Balance as at March 31, 2024 - Restated - Note 2	490	196	686
Additions	—	26	26
Lab equipment write-down	(13)	—	(13)
Effect of foreign exchange	—	(12)	(12)
Balance as at March 31, 2025 - Restated - Note 2	477	210	687
Additions	—	188	188
Lab equipment disposal	(64)	—	(64)
Balance as at March 31, 2026	413	398	811

Accumulated Depreciation
Balance as at March 31, 2024 - Restated - Note 2	317	173	490
Depreciation charge	104	19	123
Lab equipment write-down	(13)	—	(13)
Effect of foreign exchange	—	(11)	(11)
Balance as at March 31, 2025 - Restated - Note 2	408	181	589
Depreciation charge	46	42	88
Lab equipment disposal	(61)	—	(61)
Balance as at March 31, 2026	393	223	616

Net book value as at March 31, 2025 - Restated - Note 2	69	29	98
Net book value as at March 31, 2026	20	175	195

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

During the year ended March 31, 2026, the Company disposed of lab equipment with a carrying amount of $3 for proceeds of $10, resulting in a gain of $7. This gain is presented within "Other loss" in the consolidated statement of loss and comprehensive loss.
5.    INTANGIBLE ASSETS

	IPR&D	Patents	License	Software	Total
Cost	$	$	$	$	$
Balance as at March 31, 2024 - Restated - Note 2	23,941	1,231	1,019	55	26,246
Additions	—	1,370	—	—	1,370
Effect of foreign exchange	997	38	—	(4)	1,031
Balance as at March 31, 2025 - Restated - Note 2	24,938	2,639	1,019	51	28,647
Additions	—	1,185	—	—	1,185
Effect of foreign exchange	532	7	—	—	539
Balance as at March 31, 2026	25,470	3,831	1,019	51	30,371

Accumulated Amortization
Balance as at March 31, 2024 - Restated - Note 2	—	—	41	31	72
Amortization charge	—	—	27	19	46
Effect of foreign exchange	—	—	—	(3)	(3)
Balance as at March 31, 2025 - Restated - Note 2	—	—	68	47	115
Amortization charge	—	—	28	4	32
Balance as at March 31, 2026	—	—	96	51	147

Net book value as at March 31, 2025 - Restated - Note 2	24,938	2,639	951	4	28,532
Net book value as at March 31, 2026	25,470	3,831	923	—	30,224

Patents

Costs associated with patent procurement.

Impairment

The Company performed its annual impairment test of intangible assets not yet in use at March 31, 2026 and 2025. The recoverable amount was determined based on the relief from royalty method to arrive at the value-in-use (“VIU”). The Company considered an estimate of future revenues and a reasonable royalty rate to apply to financial projections based on the current budget and future commercialization plans. In assessing the VIU, estimated future cash flows are discounted to their present value using a discount rate that reflects the assessment of royalty and business opportunities and risk as well as the market potential. The VIU calculations were performed using pre-tax discount rates between 14.6% and 15.8% (2025 - 20.3%) and an estimated useful life of 15 years (2025 - 15 years). Based on the Company’s assessment, the recoverable amount is

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

higher than the carrying value and therefore no impairment loss was recorded for the years ended March 31, 2026 or 2025.

6. GOODWILL

Goodwill is recognized at the acquisition date when total consideration exceeds the net identifiable assets acquired.

Cost	$
Balance as at March 31, 2024 - Restated - Note 2	35,037
Effect of foreign exchange	778
Balance as at March 31, 2025 - Restated - Note 2	35,815
Effect of foreign exchange	410
Balance as at March 31, 2026	36,225

Impairment
For purposes of the Company’s goodwill impairment testing, the Company has grouped certain CGUs to test at the lowest level at which management monitors goodwill for internal management purposes, which is the Company wide level.

The Company performed its annual impairment test of goodwill at March 31, 2026 and 2025. The recoverable amount was determined based on VIU and considered the cash flows of the CGU based on the current budget and future commercialization plans. In assessing the VIU, estimated future cash flows are discounted to their present value using a discount rate that reflects market assessments of the time value of money and the risks specific to the CGUs. The VIU calculations were performed using a pre-tax discount rate of 24.0% (March 31, 2025 - 20.3%). The Company utilized the run-off method, and no terminal period cash flows were considered. Based on the Company’s assessment, the recoverable amount is higher than the carrying value and therefore no impairment loss was recorded for the year ended March 31, 2026 or March 31, 2025.

7.    CONVERTIBLE DEBENTURES

On June 30, 2025, the Company entered into a securities purchase agreement (the “SPA”) with High Trail Special Situations LLC (“High Trail”), pursuant to which the Company agreed to issue to High Trail up to $500,000 of unsecured convertible debentures (the “Convertible Debentures”). The sale and issuance of Convertible Debentures with a principal amount of $50,000 was completed on June 30, 2025 (the "Initial Issuance Date").

The Convertible Debentures had a two-year term (the “Convertible Debenture Term”). On closing, the Company pre-paid guaranteed interest of $5,500, equal to 11% of the principal for the Convertible Debenture Term (the equivalent of 5.5% per annum). Upon the occurrence of an event of default, interest would have increased to 18% per annum on the outstanding principal balance.

Subject to the terms of the SPA and the Convertible Debentures, High Trail was entitled to convert the principal amount and accrued and unpaid interest, if any, in whole or in part, from time to time, into Common Shares at a conversion price per Common Share equal to the lower of (a) $10.92, which is equal to 130%

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

VWAP of the Common Shares on the day prior to the Initial Issuance Date or (b) the VWAP of the Common Shares during the five trading days immediately prior to conversion.

The Company, in its sole discretion, could prepay any outstanding amount under the Convertible Debentures, in whole or in part, in cash by providing High Trail with advance written notice prior to such prepayment. The prepayment was to include, (i) if paid during the first year after closing, a 5% premium on the amount of the prepayment or (ii) if paid during the second year after closing, a 3% premium on the amount of the prepayment.

The terms of the Convertible Debentures restricted the conversion of Convertible Debentures by High Trail if such a conversion or exercise would cause High Trail, together with any affiliate thereof, to beneficially own in excess of 4.99% of the number of Common Shares outstanding immediately after giving effect to such conversion.

The Convertible Debentures qualified as a hybrid financial instrument under IFRS 9. The embedded conversion feature did not meet the ‘fixed-for-fixed’ criterion under IAS 32, and therefore the instrument did not qualify for any equity classification, until conversion occurred. Additionally, the embedded derivative could not be separated from the host contract due to the interdependence of their contractual cash flows. As a result, in accordance with IFRS 9 – Financial Instruments, the entire instrument was classified as a financial liability at fair value through profit or loss ("FVTPL"). The liability was therefore measured at fair value at each reporting date, with any changes in fair value recognized in profit or loss.

The fair value of the Convertible Debentures was determined using a valuation model that incorporates observable inputs such as the risk free interest rate, stock volatility, and the price per Common Share, as well as certain unobservable inputs including forecasted share price and five day VWAP, expected timing and amount of conversions that will occur over the course of the Convertible Debenture Term. The Company used a Monte Carlo simulation to forecast the price per Common Share throughout the conversion period. On the Initial Issuance Date, the fair value of the Convertible Debentures was determined to be $45,700 (the "Fair Value"). Key assumptions used in determining the Fair Value include a discount rate of approximately 20% and volatility of approximately 67.5%. The net cash received on issuance was $44,500 (the "Transaction Price"), representing the principal amount of $50,000 less pre-paid guaranteed interest of $5,500. The difference between the Fair Value and the Transaction Price resulted in a deferred day 1 loss of $1,200, which was unrecognized on the Initial Issuance Date. The day 1 loss is not recognized at initial recognition because the Fair Value of the Convertible Debentures is based on a valuation technique where not all the inputs are observable. This deferred day 1 loss is recognized in net loss over time, to the extent that it arises from changes in factors that market participants would consider when pricing the Convertible Debentures, such as the passage of time and the conversion of the Convertible Debentures into Common Shares. The subsequent changes in fair value, including the recognition of the deferred day 1 loss, were recognized in the consolidated statements of loss and comprehensive loss as “Fair value loss on financial instruments”.

In connection with the issuance of the Convertible Debentures, the Company incurred debt issuance costs of $2,917, which is composed of placement agent fees, advisory fees and other professional fees directly attributable to the issuance of the Convertible Debentures. The debt issuance costs have been expensed as incurred in accordance with IFRS 9 for financial liabilities that are measured at FVTPL and are presented in the consolidated statements of loss and comprehensive loss as "Debt issuance costs".

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

During the year ended March 31, 2026, High Trail converted portions of the Convertible Debentures with aggregate principal amounts $29,850 less issuance costs of $35 for which the Company issued 4,584,856 Common Shares at an average conversion price of $6.5106 which represented the VWAP of the Common Shares for the five trading days immediately prior to each conversion. Consistent with IFRS 9, each conversion was accounted for as an extinguishment of the related portion of the liability, with the derecognized principal recognized in equity, and are non-cash transactions for purposes of the consolidated statements of cash flows.

On November 3, 2025, the Company repaid the remaining outstanding balance of the Convertible Debentures. The Company paid a total of $22,765 which included repayment of the remaining principal of $20,150, as well as early repayment fees of $2,615. The withholding taxes of $492 owed to the Company by High Trail was also settled upon repayment of the principal and early repayment fees. The early repayment fees are recorded in the consolidated statements of loss and comprehensive loss as “Other loss”. The repayment was accounted for as an extinguishment of the liability at FVTPL, and the difference between the carrying fair value and the cash consideration paid was recognized in profit or loss. As a result of the repayment, the Convertible Debentures were fully extinguished and derecognized as at March 31, 2026.

As a result of the change in fair value during the year ended March 31, 2026, the Company recognized a fair value loss of $5,500 in the consolidated statements of loss and comprehensive loss as “Fair value loss on financial instruments”. The change in fair value includes the recognition of the deferred day 1 loss of $1,200 for the year. As at March 31, 2026, the deferred day 1 loss was fully recognized in net loss.

The continuity of Convertible Debentures for the year ended March 31, 2026 is as follows:

$
Balance as at March 31, 2025	—
Convertible Debentures issued, net of prepaid interest	44,500
Convertible Debentures converted	(29,850)
Convertible Debenture repaid	(20,150)
Change in fair value	5,500
Balance as at March 31, 2026	—

The Convertible Debentures were classified as a Level 3 financial instrument in the fair value hierarchy under IFRS 13.

8.    SHARE CAPITAL
a)Authorized share capital
On September 19, 2024, the Company completed the Share Consolidation. As a result, the number of Common Shares, warrants, options and earnings per share presented in these consolidated financial statements have been restated retrospectively for all the years to reflect the Share Consolidation.
The authorized share capital of Helus Pharma consists of an unlimited number of Common Shares and an unlimited number of preferred shares without par value. The board of directors of Helus Pharma would

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

determine the designation, rights, privileges, and conditions attached to any preferred shares prior to issuance.
b)Issued share capital
Common Shares
During the year ended March 31, 2026, the Company completed the following share issuances:

The Company sold 1,422,423 Common Shares at an average price of $7.36 per Common Share for aggregate gross proceeds of $10,465 under an at-the-market equity program (the “2025 ATM Program”) established on February 10, 2025 that allows the Company to issue and sell up to $100,000 of Common Shares from treasury to the public, from time to time. Distributions of Common Shares under the 2025 ATM Program are made pursuant to the terms and conditions of an at-the-market equity distribution agreement (the “2025 Distribution Agreement”) dated February 10, 2025, among the Company, Cantor Fitzgerald Canada Corporation and Cantor Fitzgerald & Co. The 2025 ATM Program was effective until September 17, 2025 when it was terminated in accordance with the terms of the 2025 Distribution Agreement. Common Share issuance costs related to the 2025 ATM Program for the period were $332.

On October 31, 2025, the Company completed a registered direct offering of 22,277,750 Common Shares and, in lieu of Common Shares to certain investors, 4,605,500 pre-funded Common Share purchase warrants (the "Pre-Funded Warrants") at a price of $6.51 per Common Share or $6.50999 per Pre-Funded Warrant for aggregate gross proceeds of approximately $175,010 (the “Registered Direct Offering”). The gross proceeds related to the issuance of Common Shares was $145,028. Common Share issuance costs related to the Registered Direct Offering was $10,992, of which $9,109 was allocated to Common Shares and $1,883 allocated to the Pre-Funded Warrants.

Each Common Share and each Pre-Funded Warrant was accompanied by 0.35 of one Common Share purchase warrant (each whole warrant, a “Warrant” and together with the Common Shares and Pre-Funded Warrants, the “Securities”). Each Warrant is exercisable to acquire one Common Share at a price of $8.14 per Common Share at any time prior to the earlier of: (i) June 30, 2027; (ii) thirty days following the publication by press release of topline data for the APPROACH trial of HLP003 (previously referred to as CYB003) in major depressive disorder; and (iii) thirty days following the date a press release is issued by the Company announcing exercise of its acceleration right, which right can only be exercised if the closing price of the Common Share is equal to or exceeds $19.53 per Common Share for any five consecutive trading days.

High Trail converted $29,850 of the Convertible Debentures into 4,584,856 Common Shares at an average conversion price of $6.5106 representing the VWAP of the Common Shares for the five trading days immediately prior to each conversion. Common Share issuance costs related to conversion of the Convertible Debentures for the period were $35.

On December 30, 2025, the Company established a new at-the-market equity program (the "2026 ATM Program") that allows the Company to issue and sell up to $100,000 of Common Shares from treasury to the public, from time to time. Distributions of Common Shares under the 2026 ATM Program are made pursuant to the terms and conditions of an at-the-market equity distribution agreement (the “2026 Distribution

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

Agreement”) dated December 30, 2025, among the Company, Cantor Fitzgerald Canada Corporation and Cantor Fitzgerald & Co. The 2026 ATM Program is to be effective until the earlier of the issuance and sale of all of the Common Shares issuable pursuant to the 2026 ATM Program and October 17, 2027, unless earlier terminated in accordance with the terms of the 2026 Distribution Agreement. As at March 31, 2026, the Company had not sold any shares under the 2026 ATM Program. For the year ended March 31, 2026, the Company incurred professional fees of $205 related to establishing the 2026 ATM Program, recorded as "Share issuance costs" in the consolidated statements of financial position and changes in shareholders' equity.

During the year ended March 31, 2026, 1,565,250 Pre-Funded Warrants were exercised and converted into 1,565,246 Common Shares.

During the year ended March 31, 2026, 172,427 Common Shares were issued on the vesting of RSUs.

During the year ended March 31, 2025, the Company completed the following share issuances:

On February 10, 2025, the Company terminated the at-the-market equity program that had been launched on August 23, 2023 (the "2023 ATM Program") and established the 2025 ATM Program (and together with the 2023 ATM Program, the "ATM Programs") that allows the Company to issue and sell up to $100,000 of Common Shares from treasury to the public, from time to time. Distributions of Common Shares under the 2025 ATM Program were made pursuant to the 2025 Distribution Agreement. The 2025 ATM Program was to be effective until the earlier of the issuance and sale of all of the Common Shares issuable pursuant to the 2025 ATM Program and September 17, 2025, unless earlier terminated in accordance with the terms of the 2025 Distribution Agreement.

During the year ended March 31, 2025, the Company sold 1,609,298 Common Shares under the ATM Programs at an average price of $9.52 per Common Share, for aggregate gross proceeds of $15,322 Share issuance costs related to the ATM Programs for the year were $656

There were two Common Shares issued in connection with the Share Consolidation as a result of rounding.

Preferred Shares
As at March 31, 2026, the Company had no preferred shares outstanding (2025 - nil).

Helus US Class B Shares

Number of Class B Shares
Balance as at March 31, 2024	36,084.7
Balance as at March 31, 2025	36,084.7
Cancelled	(36,084.7)
Balance as at March 31, 2026	—
Effective August 20, 2025, the remaining 36,084.7 class B common shares of Helus US (“Class B Shares”) were cancelled. The Class B shares had been exchangeable for a total of 9,496 Common Shares and the Company's

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

consolidated financial statements had reflected the issued Class B Shares on an as-converted basis. As a result of the cancellation, $373 was reclassified from "share capital" to "contributed surplus" on the consolidated statements of financial position and changes in shareholders' equity. As at March 31, 2026, no Class B Shares were outstanding.
c)Pre-Funded Warrants

On October 31, 2025, in connection with the Registered Direct Offering, 4,605,500 Pre-Funded Warrants were issued at a price of $6.50999 per Pre-Funded Warrant for gross proceeds of $29,982. Share issuance costs of $1,883 were attributed to the issuance of the Pre-Funded Warrants. Each Pre-Funded Warrant entitles the holder thereof to acquire one Common Share at a nominal exercise price. The Pre-Funded Warrants do not expire.

The continuity of the outstanding Pre-Funded Warrants for the years ended March 31, 2026, is as follows:

	Number of Warrants	Weighted average exercise price[1]
		$
Pre-Funded Warrants
As at March 31, 2025	—	—
Issued	4,605,500	0.00001
Exercised	(1,565,250)	0.00001
Outstanding as at March 31, 2026	3,040,250	0.00001
Exercisable as at March 31, 2026	3,040,250	0.00001

During the year ended March 31, 2026, 1,565,250 Pre-Funded Warrants were exercised and converted into 1,565,246 Common Shares.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

d)Warrants

The continuity of the outstanding warrants for the years ended March 31, 2026 and 2025, are as follows:

	Number of Warrants	Weighted average exercise price[1]
		$
Common Share Purchase Warrants
As at March 31, 2024 and 2025	2,796,197	16.72
Issued	9,409,138	8.14
Exercised	—	—
Expired	—	—
Outstanding as at March 31, 2026	12,205,335	10.11
Exercisable as at March 31, 2026	12,205,335	10.11

1Certain warrants were issued in CAD, the weighted average exercise price is calculated using the closing exchange rate in effect as at the respective dates.

During the year ended March 31, 2026, the Company completed the following warrant issuances:

On October 31, 2025, in connection with the Registered Direct Offering, the Company granted warrants to purchase up to 9,409,138 Common Shares. The warrants have an exercise price of $8.14 per Common Share, expire on the earlier of: (i) June 30, 2027; (ii) thirty days following the publication by press release of topline data for the APPROACH trial of HLP003 (previously referred to as CYB003) in major depressive disorder; and (iii) thirty days following the date a press release is issued by the Company announcing exercise of its acceleration right, which right can only be exercised if the closing price of the Common Share is equal to or exceeds $19.53 per Common Share for any five consecutive trading days. The aggregate estimated grant date fair value was determined to be $19,011, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.40%
Expected annual volatility, based on comparable companies	67.53%
Expected life (in years)	1.66
Expected dividend yield	0.00%
Share price	$7.26
Exercise price	$8.14

During the year ended March 31, 2025, the Company completed the following warrant modifications:

On August 27, 2024, the Company, upon receiving shareholder approval, extended the expiry dates of the warrants originally expiring on June 15, 2025, August 20 , 2025, and November 15, 2025 to June 15, 2030, August 20, 2030, and November 15, 2030, respectively. The extension was for 405,924 warrants, of which 260,527 were warrants held by officers and directors of the Company. No other changes to the terms of the warrants were made. As a result of the extension, the Company recorded an additional expense, related to the

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

incremental fair value of the extended warrants, of $1,433 in the statements of loss and comprehensive loss as "Share-based compensation", with a corresponding increase to the warrant reserve.

The following summarizes information about warrants outstanding as at March 31, 2026:

Date of Expiry	Warrants outstanding	Warrants exercisable	Weighted average of exercisable price		Estimated fair value $	Weighted average remaining contractual life Years
June 30, 2027[1]	9,409,138	9,409,138		$8.14	19,011	1.25
August 4, 2028	635,887	635,887		$15.20	3,184	2.35
May 14, 2029	1,754,386	1,754,386		$19.38	12,419	3.12
June 15, 2030	336,843	336,843	C$	9.50	2,707	4.21
August 20, 2030	38,818	38,818	C$	24.32	651	4.39
November 15, 2030	30,263	30,263	C$	9.50	233	4.63
	12,205,335	12,205,335			38,205	1.67
1 The warrants expire on the earlier of: (i) June 30, 2027; (ii) thirty days following the publication by press release of topline data for the APPROACH trial of HLP003 (previously referred to as CYB003) in major depressive disorder; and (iii) thirty days following the date a press release is issued by the Company announcing exercise of its acceleration right, which right can only be exercised if the closing price of the Common Share is equal to or exceeds $19.53 per Common Share for any five consecutive trading days.
e) Stock options
On November 5, 2020, Helus Pharma adopted an equity incentive plan ("Equity Incentive Plan"). Under the Equity Incentive Plan, the board of directors may grant share-based awards to acquire such number of Common Shares as is equal to up to 20% of the total number of issued and outstanding Common Shares at the time such awards are granted. Options granted under the plan vest over a period of time at the discretion of the board of directors. On August 27, 2024, the board of directors and the shareholders re-approved the Equity Incentive Plan and approved certain amendments to the plan, including an increase to the fixed number of Incentive Stock Options (as defined in the plan), certain changes to the board of directors' authority to amend existing awards, and certain other housekeeping amendments.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

The changes in options for the years ended March 31, 2026 and 2025 are as follows:

	Number of Options	Weighted average exercise price C$
As at March 31, 2024	1,742,139	35.17
Granted	3,484,626	13.84
Forfeited/Expired	(1,270,081)	38.76
As at March 31, 2025	3,956,684	15.23
Granted	410,470	9.31
Exercised	(7,894)	9.50
Forfeited/Expired	(380,978)	20.39
Outstanding as at March 31, 2026	3,978,282	14.14
Exercisable as at March 31, 2026	3,671,060	14.52

During the year ended March 31, 2026, the Company completed the following option issuances:
On August 15, 2025, the Company granted options to purchase up to 80,000 Common Shares to certain consultants. The options have an exercise price of C$11.00 per Common Share, expire on August 15, 2035, and vest over two years. The aggregate estimated grant date fair value was determined to be $472, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.46%
Expected annual volatility, based on historical share price of the Company	82.77%
Expected life (in years)	10
Expected dividend yield	0.00%
Unvested forfeiture rate	0% - 2.9%
CAD/USD exchange rate on date of grant	0.7243
Share price	C$	9.81
Exercise price	C$	11.00
On August 15, 2025, the Company granted options to purchase up to 53,800 Common Shares to certain employees of the Company. The options have an exercise price of C$10.00 per Common Share, expire on August 15, 2035, and vest over two years. The aggregate estimated grant date fair value was determined to be $321, calculated using the Black-Scholes option pricing model with the following assumptions:

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

Risk-free interest rate	3.46%
Expected annual volatility, based on historical share price of the Company	82.77%
Expected life (in years)	10
Expected dividend yield	0.00%
Unvested forfeiture rate	0% - 3.0%
CAD/USD exchange rate on date of grant	0.7243
Share price	C$	9.81
Exercise price	C$	10.00
On August 29, 2025, the Company granted options to purchase up to 15,000 Common Shares to a consultant. The options have an exercise price of C$11.00, per Common Share, expire on August 29, 2035, and vest over two years. The aggregate estimated grant date fair value was determined to be $94 calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.38%
Expected annual volatility, based on historical share price of the Company	82.54%
Expected life (in years)	10
Expected dividend yield	0.00%
Unvested forfeiture rate	0% - 2.9%
CAD/USD exchange rate on date of grant	0.7277
Share price	C$	10.32
Exercise price	C$	11.00
On October 1, 2025, the Company granted options to purchase up to 200,000 Common Shares to certain consultants. The options have an exercise price of C$8.39, per Common Share, expire on October 1, 2035, and vest over two years. The aggregate estimated grant date fair value was determined to be $1,008 calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.19%
Expected annual volatility, based on historical share price of the Company	82.62%
Expected life (in years)	10
Expected dividend yield	0.00%
Unvested forfeiture rate	0% - 2.9%
CAD/USD exchange rate on date of grant	0.7174
Share price	C$	8.39
Exercise price	C$	8.39
On November 14, 2025, the Company granted options to purchase up to 25,000 Common Shares to a consultant. The options have an exercise price of C$8.39, per Common Share, expire on November 14, 2035, and vest over two years. The aggregate estimated grant date fair value was determined to be $123 calculated using the Black-Scholes option pricing model with the following assumptions:

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

Risk-free interest rate	3.22%
Expected annual volatility, based on historical share price of the Company	82.38%
Expected life (in years)	10
Expected dividend yield	0.00%
Unvested forfeiture rate	0% - 2.9%
CAD/USD exchange rate on date of grant	0.7130
Share price	C$	8.25
Exercise price	C$	8.39
On November 14, 2025, the Company granted options to purchase up to 23,240 Common Shares to certain employees. The options have an exercise price of C$8.39, per Common Share, expire on November 14, 2035, and vest over two years. The aggregate estimated grant date fair value was determined to be $114 calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.22%
Expected annual volatility, based on historical share price of the Company	82.38%
Expected life (in years)	10
Expected dividend yield	0.00%
Unvested forfeiture rate	0% - 3.0%
CAD/USD exchange rate on date of grant	0.7130
Share price	C$	8.25
Exercise price	C$	8.39
On December 31, 2025, the Company granted options to purchase up to 13,430 Common Shares to certain employees. The options have an exercise price of C$11.65, per Common Share, expire on December 31, 2035, and vest over two years. The aggregate estimated grant date fair value was determined to be $91 calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.42%
Expected annual volatility, based on historical share price of the Company	81.91%
Expected life (in years)	10
Expected dividend yield	0.00%
Unvested forfeiture rate	0% - 3.0%
CAD/USD exchange rate on date of grant	0.7296
Share price	C$	11.11
Exercise price	C$	11.65

During the year ended March 31, 2026, 7,894 options were exercised by various holders for aggregate proceeds to the Company of $53.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

During the year ended March 31, 2025, the Company completed the following option issuances:

On April 5, 2024, the Company granted options to purchase up to 308,294 Common Shares, of which 134,872 were granted to employees, 144,738 were granted to officers of the Company and 28,684 were granted to consultants. The granted options have an exercise price of C$21.28 per Common Share and expire on April 5, 2029. The granted options have different vesting schedules; 38,536 options vested immediately and 269,758 options vest over two years. The aggregate estimated grant date fair value was determined to be $3,397 calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.62%
Expected annual volatility, based on historical share price of the Company	88.13%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Unvested forfeiture rate	0% - 3.4%
Share price	C$	21.28
Exercise price	C$	21.28
On May 5, 2024, the Company cancelled options to purchase up to 1,199,655 Common Shares (exercise prices ranged from C$27.17 to C$119.70). The unvested options were vested based on an accelerated cancellation criteria which resulted in $867 of share based compensation expense.

On August 15, 2024, the Company granted options to purchase up to 3,061,232 Common Shares, of which 940,168 were granted to employees, 1,980,888 were granted to officers and directors and 140,176 were granted to consultants. The granted options have an exercise price of C$13.11 per Common Share and expire on August 15, 2034. Certain options vested immediately, while others vest over periods of up to two years. The aggregate estimated grant date fair value was determined to be $25,389 calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.07%
Expected annual volatility, based on historical share price of the Company	86.69%
Expected life (in years)	10.00
Expected dividend yield	0.00%
Unvested forfeiture rate	0% - 3.4%
Share price	C$	13.30
Exercise price	C$	13.11

On November 27, 2024, the Company granted options to purchase up to 80,100 Common Shares, of which 73,100 were granted to employees and 7,000 was granted to a consultant. The granted options have an exercise price of C$14.37 per Common Share and expire on November 27, 2034. The granted options vest over periods of up to two years. The aggregate estimated grant date fair value was determined to be $700 calculated using the Black-Scholes option pricing model with the following assumptions:

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

Risk-free interest rate	3.23%
Expected annual volatility, based on historical share price of the Company	86.06%
Expected life (in years)	10.00
Expected dividend yield	0.00%
Unvested forfeiture rate	0% - 3.4%
Share price	C$	14.37
Exercise price	C$	14.37
On March 7, 2025, the Company granted options to purchase up to 35,000 Common Shares to a consultant. The granted options have an exercise price of C$10.45 per Common Share and expire on March 7, 2035. The granted options vest over period of one year. The aggregate estimated grant date fair value was determined to be $214 calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.03%
Expected annual volatility, based on historical share price of the Company	83.43%
Expected life (in years)	10.00
Expected dividend yield	0.00%
Unvested forfeiture rate	2.0%
Share price	C$	10.45
Exercise price	C$	10.45

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

The following summarizes information about stock options outstanding on March 31, 2026:

Date of Expiry	Number of options outstanding	Number of options exercisable	Exercise Price C$	Estimated fair value	Weighted average remaining life Years
June 4, 2026	658	658	13.11	5	0.19
June 4, 2026	3,816	3,816	16.72	35	0.19
June 4, 2026	1,974	1,974	21.28	21	0.19
June 10, 2026	2,436	2,436	14.37	21	0.19
June 25, 2026	2,375	2,375	14.37	20	0.24
June 28, 2026	2,501	2,501	110.20	138	0.24
September 26, 2026	25,657	25,657	30.02	306	0.49
November 15, 2026	13,158	13,158	27.17	110	0.63
December 31, 2026	1,842	1,842	13.11	15	0.75
December 31, 2026	3,947	3,947	16.72	37	0.75
December 31, 2026	1,974	1,974	21.28	21	0.75
December 31, 2026	32,896	32,896	57.00	940	0.75
March 4, 2027	526	526	42.94	11	0.93
March 8, 2027	10,526	10,526	38.76	205	0.94
June 30, 2028	248,607	248,607	16.72	2,308	2.25
September 26, 2028	2,632	2,632	30.02	41	2.49
March 20, 2029	526	526	21.28	6	2.97
April 5, 2029	226,977	226,977	21.28	2,366	3.01
June 30, 2032	7,895	7,895	34.20	124	6.25
August 15, 2034	2,886,389	2,879,763	13.11	22,836	8.38
November 27, 2034	64,500	48,717	14.37	516	8.66
March 7, 2035	35,000	35,000	10.45	214	8.93
August 15, 2035	48,800	18,294	10.00	195	9.37
August 15, 2035	80,000	30,000	11.00	319	9.37
August 29, 2035	15,000	5,625	11.00	63	9.41
October 1, 2035	200,000	50,000	8.39	551	9.50
November 14, 2035	44,240	11,060	8.39	109	9.62
December 31, 2035	13,430	1,678	11.65	30	9.75
	3,978,282	3,671,060		31,563	7.60
The Company recognized share-based payments expense related to the issuance of stock options for the year ended March 31, 2026 of $2,314 (2025 - $29,849).
The outstanding options and warrants disclosed above were anti-dilutive for the year ended March 31, 2026 and 2025 and did not impact the calculation of the loss per share.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

f) Restricted and Performance Share Units
The Company may grant RSUs and PSUs to directors, officers and employees of the Company. RSUs vest on time-based conditions and PSUs vest based on both market and service conditions, in accordance with the terms of the relevant PSU agreements.

On October 1, 2025, the Company granted a total of 600,000 RSUs to certain directors and officers. The RSUs were granted at no cost to the recipients and are subject to varying vesting conditions as follows: 100,000 RSUs vested on January 6, 2026, and 500,000 RSUs vest in twelve equal installments over three years, subject to continued engagement or employment. Each RSU entitles the holder to receive one Common Share upon vesting. The aggregate estimated grant date fair value was determined to be $3,588, which was determined based on the quoted market price of the Common Shares on the date of issuance of the RSUs.

On November 3, 2025, the Company granted a total of 3,564,440 RSUs to certain directors and officers of the Company. The RSUs were granted on the basis of the directors and officers achieving certain performance conditions on October 31, 2025. The RSUs were granted at no cost to the recipients and vest in three equal tranches on the first, second, and third anniversary of the grant date, subject to acceleration upon satisfaction of certain performance-related conditions or other customary events. Each RSU entitles the holder to receive one Common Share upon vesting. The aggregate estimated grant date fair value was determined to be $23,989 which was determined based on the quoted market price of the Common Shares on the date of issuance of the RSUs.

On February 10, 2026, the Company granted 975,000 RSUs to an officer of the Company. The RSUs were granted at no cost to the recipient and vest in thirteen tranches over four years, subject to continued engagement or employment. Each RSU entitles the holder to receive one Common Share upon vesting. The aggregate estimated grant date fair value was determined to be $6,250 which was determined based on the quoted market price of the Common Shares on the date of issuance of the RSUs.

On February 10, 2026, the Company granted 325,000 PSUs to an officer of the Company. The PSUs were granted at no cost to the recipient and vest based on both market and service conditions, in accordance with the terms of the PSU agreement. Vesting occurs in three tranches and requires the achievement of specified Common Share price targets during the period from February 10, 2026 to February 10, 2031, as well as continued service through the applicable service based dates. Each PSU entitles the holder to receive one Common Share upon vesting. The aggregate estimated grant date fair value was determined to be $576 which was determined based on the Monte Carlo simulation valuation model. This model incorporates assumptions including the Company’s share price at the grant date, expected share price volatility, and the probability of achieving the market-based performance conditions over the term of the award.

On February 24, 2026, the Company granted 25,000 RSUs to a director of the Company. The RSUs were granted at no cost to the recipient and vest on November 20, 2026, subject to continued engagement. Each RSU entitles the holder to receive one Common Share upon vesting. The aggregate estimated grant date fair value was determined to be $184 which was determined based on the quoted market price of the Common Shares on the date of issuance of the RSUs.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

On March 10, 2026, the Company granted 35,000 RSUs to an officer of the Company. The RSUs were granted at no cost to the recipient and vest in ten installments over a three year period subject to continued employment. Each RSU entitles the holder to receive one Common Share upon vesting. The aggregate estimated grant date fair value was determined to be $201 which was determined based on the quoted market price of the Common Shares on the date of issuance of the RSUs.

On March 11, 2026, the Company's obligation to grant 122,440 RSUs to certain directors of the Company crystallized pursuant to contractual arrangements. The RSUs are granted at no cost to the recipient and will vest in three equal annual tranches of 40,813, subject to continued service and acceleration in certain circumstances. Each RSU entitles the holder to receive one Common Share upon vesting. The aggregate estimated grant date fair value was determined to be $659 which was determined based on the quoted market price of the Common Shares on the date the obligation arose.

On March 19, 2026, the Company's obligation to grant 127,998 RSUs to certain directors of the Company crystallized pursuant to contractual arrangements. The RSUs are granted at no cost to the recipient and will vest in three equal annual tranches of 42,666, subject to continued service and acceleration in certain circumstances. Each RSU entitles the holder to receive one Common Share upon vesting. The aggregate estimated grant date fair value was determined to be $616 which was determined based on the quoted market price of the Common Shares on the date the obligation arose.

On January 6, 2026 and February 20, 2026, 141,664 RSUs and 41,664 RSUs vested and were settled through the issuance of 141,664 Common Shares and 30,763 Common Shares, respectively.

The changes in RSUs and PSUs for the years ended March 31, 2026 and 2025, and the weighted average fair value at grant date per unit (“WAFV”) are as follows:

	Number of RSUs	WAFV (S)	Number of PSUs	WAFV (S)
Outstanding as at March 31, 2024 and 2025	—	—	—	—
Granted	5,199,440	6.58	325,000	1.77
Deemed granted	250,438	5.09	—	—
Vested	(183,328)	5.98	—	—
Forfeited/Expired	—	—	—	—
Outstanding as at March 31, 2026	5,266,550	6.53	325,000	1.77

The Company recognized share-based payments expense related to the issuance of RSUs and PSUs for the year ended March 31, 2026 of $8,549 (2025 - $Nil).
The outstanding RSUs disclosed above were anti-dilutive for the year ended March 31, 2026 and 2025 and did not impact the calculation of the loss per share.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

9. RELATED PARTY TRANSACTIONS AND BALANCES
Key management personnel include parties having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined its key management personnel to be certain executive officers and directors of the Company.
The remuneration of key management personnel for the years ended March 31, 2026 and 2025 are as follows:

	Year ended March 31,
		Restated - Note 2
	2026	2025
	$	$
Payroll, consulting and benefits(1)	6,796	5,607
Share-based compensation
Options	206	18,222
RSUs and PSUs	8,166	—
Warrants	—	908
Total	15,168	24,737
(1) For the year ended March 31, 2026, includes $5,825 (2025 - $4,768) presented in the consolidated statements of loss and comprehensive loss as a part of “General and administrative costs” and $971 (2025 - $839) presented in the consolidated statements of loss and comprehensive loss as a part of “Research”.
As at March 31, 2026, the Company had amounts payable to related parties of $1,384, included in accounts payable and accrued liabilities.

10. RESEARCH EXPENSES

		Year ended March 31,
			Restated - Note 2
		2026	2025
	Note	$	$
Advancement of development programs		69,144	28,196
Payroll and benefits	9	14,405	9,398
Lab and administration		1,579	1,389
Professional and consulting fees		1,460	228
Total		86,588	39,211

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

11. GENERAL AND ADMINISTRATIVE EXPENSES

		Year ended March 31,
		2026	2025
			Restated - Note 2
	Note	$	$
Capital markets		16,481	12,101
Payroll and benefits	9	9,965	9,422
Investor relations and marketing media		6,448	2,353
Professional and consulting fees		6,216	3,288
Office and administration		3,679	2,910
Business development		2,090	2,353
Listing fees		257	205
Total		45,136	32,632
12. CONTRACTS, COMMITMENTS AND CONTINGENCIES
As at March 31, 2026, the Company had entered into agreements for various studies which may require the Company to spend up to an additional $86,660. The Company expects to pay this amount within the 24 months ending March 31, 2028, however the timing and certainty of the payments are contingent on availability of materials and successful completion of certain milestones. The Company has the right to cancel the studies at its discretion, in which case a cancellation fee may apply, however the Company is not liable to pay the full amount of the studies.
In addition to the above, during the year ended March 31, 2022, the Company entered into an exclusive license agreement with Mindset Pharma Inc. to acquire access to a number of classes of tryptamine-based molecules to support Company’s early-stage research programs and a fully-paid, perpetual non-exclusive license to a separate class of tryptamine-based molecules. Upon the successful completion of certain milestones contemplated in the exclusive license, the Company may have to pay additional consideration of up to $9,500. At the sole discretion of the Company, the milestones may be paid in cash or in Common Shares, or a combination thereof, subject to the approval of Cboe Canada. Due to the nature of the arrangement, the timing and probability of future potential payments cannot be determined at this time, and no accrual has been recorded. Further, there is no assurance that the aforementioned milestones will be met at all. The agreement also contemplates a sales royalty of approximately 2% for all commercialized licensed products within the scope of the agreement.
The Company is party to certain employee and management contracts that contain severance obligations. These contracts contain clauses requiring additional payments to be made upon the occurrence of involuntary termination. As the likelihood of these events taking place is not determinable, no contingent liabilities have been recorded in the consolidated financial statements.
In the normal course of business, the Company may be subject to legal proceedings and claims. As at March 31, 2026, no litigation or class proceedings have been commenced or certified against the Company.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

Should any litigation or class actions that the Company becomes involved in be unable to be resolved favourably or if any claims or litigation are determined against the Company, the Company’s financial position and operating results could be materially adversely affected.
13.    CAPITAL MANAGEMENT
The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue business opportunities and to maintain a flexible capital structure that optimizes the costs of capital at an acceptable risk. The Company’s intentions are to (i) provide financial capacity and flexibility in order to preserve its ability to meet its strategic objectives and financial obligations; (ii) maintain a capital structure which allows the Company to respond to changes in economic and marketplace conditions and affords the Company the ability to participate in new investments; (iii) optimize the use of its capital to provide an appropriate investment return to its shareholders equal with the level of risk; and (iv) maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk.
The Company’s financial strategy is formulated and adapted according to market conditions in order to maintain a flexible capital structure that is consistent with its objectives and the risk characteristics of its underlying assets. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by raising capital through the issuance of securities.
The Company’s capital management objectives, policies and processes generally remained unchanged during the year ended March 31, 2026.
The Company requires capital to fund existing and future operations. The Company’s policy is to maintain adequate levels of capital at all times. As at March 31, 2026, the Company is not subject to any externally imposed capital, liquidity or other financial restrictions.
The Company’s capital structure includes the following:

As at	March 31, 2026	March 31, 2025
		Restated - Note 2
	$	$
Shareholders’ equity comprised of:
Share capital	492,102	345,305
Contributed surplus	34,972	32,626
Pre-Funded Warrants	16,399	—
Restricted and performance share unit reserve	7,453	—
Options reserve	31,563	36,262
Warrants reserve	38,205	20,493
Accumulated other comprehensive income (loss)	630	(14,296)
Deficit	(389,535)	(255,393)
Total	231,789	164,997

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

14.    FINANCIAL INSTRUMENTS
The Company’s financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.
The Company has classified its financial instruments as follows:

As at	March 31, 2026	March 31, 2025
		Restated - Note 2
	$	$
Financial assets, measured at fair value:
Cash	157,258	93,922
Financial assets, measured at amortized cost:
Accounts receivable	507	491
Financial liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	19,377	14,900
The carrying amount of the Company's financial instruments approximate their fair value, due to their short-term nature.
Fair value hierarchy of financial instruments
The Company has categorized its financial instruments that are carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:
Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally included cash.
Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. Currently, the Company has no financial instruments that would be classified as Level 2.
Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability. The Convertible Debentures were classified as Level 3, refer to note 7 for further details.
There were no transfers between levels of the fair value hierarchy for the year ended March 31, 2026.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

Day 1 gains/losses
Upon acquisition of a financial instrument, the Company measures its fair value and compares this to the acquisition price. The difference is recognized as a gain or loss only if fair value is based on a quoted price in an active market or based on a valuation technique that uses only data from observable markets.
Financial risk management
Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high creditworthiness. As at March 31, 2026 the Company’s maximum exposure to credit risk is the carrying value of its financial assets.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash balances to meet liabilities as they become due.
As at March 31, 2026, the Company had cash of $157,258 (March 31, 2025 - $93,922) in order to meet current liabilities and ongoing expenditures. Current liabilities include accounts payable and accrued liabilities of $19,377 (March 31, 2025 - $14,900). All amounts are due within the next 12 months.
Market risk
The significant market risks to which the Company is exposed are interest rate risk and currency risk.
Interest rate risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities. Assuming that all other variables remain constant, as at March 31, 2026, a 1% decline on the interest rate generated on cash would have resulted in a reduction of interest income of $1,483 over a one-year period.
Currency risk
The Company is exposed to currency risk to the extent that monetary operational expenses are denominated in USD, CAD, EUR and GBP while the functional currency of USD is used for reporting. The Company has not entered into any foreign currency contracts to mitigate this risk.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

At March 31, 2026 the Company had the following balances in monetary assets and monetary liabilities which are subject to fluctuation against USD:

Denominated in:	CAD 000s	GBP 000s	EUR 000s
Cash	1,889	559	228
Accounts receivable	25	—	—
Accounts payable and accrued liabilities	(1,470)	(229)	(177)
	444	330	51
Foreign currency rate	0.7174	1.3221	1.1483
Equivalent in U.S. dollars	319	436	59
Impact of 10% change in exchange rate	32	44	6
Such analysis excludes any indirect economic or geo-political effects of such currency fluctuations.

15.    INCOME TAX
Major items causing the Company’s income tax rate to differ from the Canadian statutory rate of approximately 26.5% are as follows:

	Year ended March 31,
	2026	2025
		Restated - Note 2
	$	$
Net loss before income taxes	(147,998)	(81,607)

Expected recovery at statutory rate	39,219	21,626
Share-based compensation	(685)	(7,572)
Share issuance costs	2,806	88
Difference between Canadian and foreign tax rates	(16,438)	(6,720)
Effect of exchange on unbooked deferred tax assets	816	253
Non-deductible expenses	(124)	(75)
Change in unrecognized deferred tax assets	(25,594)	(7,600)
Income tax recovery	—	—

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

The significant components of the Company’s deferred tax assets resulting from temporary differences, unused tax credits and unused tax losses, that have not been included on the consolidated statement of financial position, are as follows:

As at	March 31, 2026	March 31, 2025
		Restated - Note 2
	$	$
Non-capital loss carryforwards - Canada	24,906	15,518
Non-capital loss carryforwards - United States	2,715	1,762
Non-capital loss carryforwards - Ireland	25,448	12,748
Non-capital loss carryforwards - United Kingdom	8,374	7,489
Deferred compensation	526	1,150
Research and development expenditures	2,680	1,765
Share issuance costs	3,546	2,158
Depreciation/capital cost allowance differences	(1)	10
	68,194	42,600
Valuation allowance	(68,194)	(42,600)
	—	—
Non-capital loss balances
As at March 31, 2026, the Company has non-capital losses in Canada, which under certain circumstances can be used to reduce taxable income of future years. The non-capital losses, stated in U.S. dollars, expire as follows:

Year of expiry	$
2036	1
2037	44
2038	23
2039	83
2040	619
2041	15,679
2042	11,492
2043	7,679
2044	17,502
2045	7,272
2046	33,588
93,982
As at March 31, 2026, the Company has non-capital losses in the United States and Massachusetts of $20,446, which under certain circumstances can be used to reduce the taxable income of future years. The federal

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

losses have no expiry but are subject to limitations on utilization as laid out below. The Massachusetts non-capital losses expire as follows:

Year of expiry	$
2040	733
2041	1,074
2042	3,461
2043	1,108
2044	991
2045	4,589
2046	8,490
20,446
Although the US federal losses carryforward indefinitely, they are subject to restrictions on their deductibility. For federal purposes the deductibility of $20,446 is restricted to 80% of taxable income in the year of utilization. The deductibility of $733 is further restricted to an annual limitation under Section 382. As at March 31, 2026, the annual limitation was $106.
As at March 31, 2026, the Company has non-capital losses in Ireland, which under certain circumstances can be used to reduce taxable income of future years. The non-capital losses in Ireland, stated in U.S. Dollars, expire as follows:

Year of expiry	$
2042	16,475
2043	16,512
2044	24,289
2045	41,520
2046	92,029
190,825
As at March 31, 2026 the Company had $33,498 of non-capital losses in the United Kingdom which under certain circumstances can be used to reduce the taxable income of future years. These losses do not expire.
16. SUBSEQUENT EVENTS
During the period from April 1, 2026 to June 29, 2026, 13,760 vested options expired.
During the period from April 1, 2026 to June 29, 2026, 1,010,000 RSUs and 325,000 PSUs expired as a result of the termination of certain employment agreements.
On May 27, 2026, the Company cancelled options (price ranged from C$13.11 to C$21.28) to purchase up to 1,919,290 Common Shares.
On June 17, 2026, 42,997 Pre-Funded Warrants were exercised and converted into 42,994 Common Shares.

CYBIN INC. DOING BUSINESS AS HELUS PHARMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2026 and 2025
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)

On June 25, 2026, the Company completed an underwritten offering of 10,309,280 Common Shares at an offering price of $4.85 per Common Share for aggregate gross proceeds of $50,000, pursuant to an underwriting agreement dated June 23, 2026, between the Company and Cantor Fitzgerald & Co., Barclays Capital Inc., Bloom Burton Securities Inc., and Lucid Capital Markets. In consideration for their services, the Company paid to the underwriters a cash commission of $3,000.